LIBERTY

April 30, 1996


Mr. Herb Mee, Jr.
Carbonic Reserves
10110 Huebner Road
San Antonio, Texas 78240

Dear Mr. Mee:

This writing will serve as the Third Amendment to that certain Loan Agreement (Agreement) dated May 19, 1995 between Carbonic Reserves, a Nevada corporation (Borrower), The Beard Company (Guarantor) and Liberty Bank and Trust Company of Oklahoma City, N.A. (Bank) amended November 13, 1995 (First Amendment) and March 12, 1996 (Second Amendment). All defined terms shall have the meanings ascribed to them in the Agreement. In consideration of the mutual promises herein contained, Borrower, Guarantor and Bank hereby agree as follows:


o Maturity Date as set forth on page six (6) of the Agreement is hereby deleted in its entirety and the following substituted in lieu thereof:

     The date when all principal of and interest on the Indebtedness (including the Note) shall become fully due and payable to the Bank which date shall occur upon the happening of the earlier of (i) October 31, 1997; or (ii) an Event of Default.

o Prime Rate as set forth on page six (6) of the Agreement is hereby deleted in its entirety and the following substituted in lieu thereof.

     That fluctuating annual rate of interest formally designated by the Bank, from time to time (whether or not published), as its "National Prime Rate". As of the date hereof, the Prime Rate is 8.25% per annum. The Bank may, from time to time, extend credit to anyone at rates of interest varying from, and having no relationship to, the Prime Rate.

o    The last sentence of Section 3 as set forth on page seven
     (7) of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

     The Bank's commitment hereunder shall expire on October 31, 1997.

o    The third sentence of Section 3.3 as set forth on page seven
     (7) of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

     Prior to an Event of Default, interest on the Note shall be payable monthly beginning on the 31st day of May, 1996, and continuing on the last day of each month thereafter until the Maturity Date.

o Section 3.9 as set forth on page nine (9) of the Agreement is deleted in its entirety.

o The last sentence of Section 6.2.5.1 as set forth on page 13 of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

     Current Ratio is defined generally as current assets divided by current liabilities less redeemable preferred dividends payable.

o Section 6.2.5.3 as set forth on page 13 of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

     Borrower will maintain Tangible Net Worth of not less than $5,000,000.00; and

o Section 6.2.5.4 as set forth on page 14 of the Agreement is deleted in its entirety and the following substituted in lieu thereof:

     Without the Bank's written consent, the Borrower shall not incur, create or suffer any "Capital Expenditure" during Borrower's fiscal year 1996 in excess of "Excess Cash Flow." "Excess Cash Flow" shall be defined as net income of the Borrower for the prior four (4) quarters (excluding inter-company and Affiliate interest expense) plus depreciation and amortization for the prior four (4) quarters MINUS current maturities of long term debt and capitalized leases and redeemable preferred dividends payable, all calculated in accordance with GAAP. "Capital Expenditures" shall include any investment that would be capitalized and depreciated in accordance with GAAP.

Please indicate your agreement to this Third Amendment by executing and returning to Bank the original of this writing.
Thank you.

Sincerely,

JUDY BARRETT FELDER

Judy Barrett Felder
Vice President


AGREED AND ACCEPTED this 24th day of May, 1996 effective April
30, 1996.

"BORROWER"
CARBONIC RESERVES, a Nevada corporation


By:  HERB MEE, JR.
     Herb Mee, Jr., Vice President


"GUARANTOR"
THE BEARD COMPANY, an Oklahoma corporation


By:  HERB MEE, JR.
     Herb Mee, Jr., President